SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

CYNERGISTEK, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

23258P105

(CUSIP Number)

December 19, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 976524108

1	Names of reporting persons Horton Capital Partners Fund, LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
	6	Shared voting power 558,086 (See Item 4)
	7	Sole dispositive power
	8	Shared dispositive power 558,086 (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 558,086 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 5.4% (See Item 4)
12	Type of reporting person (see instructions) PN

CUSIP No. 976524108

1	Names of reporting persons Horton Capital Partners, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
	6	Shared voting power 558,086 (See Item 4)
	7	Sole dispositive power
	8	Shared dispositive power 558,086 (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 558,086 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 5.4% (See Item 4)
12	Type of reporting person (see instructions) OO

SCHEDULE 13G

CUSIP No. 976524108

1	Names of reporting persons Horton Capital Management, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
	6	Shared voting power 708,347 (See Item 4)
	7	Sole dispositive power
	8	Shared dispositive power 708,347 (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 708,347 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 6.9% (See Item 4)
12	Type of reporting person (see instructions) IA

SCHEDULE 13G

CUSIP No. 976524108

1	Names of reporting persons Joseph M. Manko, Jr.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
	6	Shared voting power 708,347 (See Item 4)
	7	Sole dispositive power
	8	Shared dispositive power 708,347 (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 708,347 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 6.9% (See Item 4)
12	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 976524108

Item 1(a).	Name of Issuer: Cynergistek, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 11940 Jollyville Road, Suite 300-N Austin, Texas 78759

Item 2(a).

Name of Person(s) Filing:

This statement is filed by Horton Capital Partners Fund, LP (“HCPF”), Horton Capital Partners LLC (“HCP”), Horton Capital Management, LLC (“HCM”) and Joseph M. Manko, Jr. (collectively with HCPF, HCP and HCM, the “Reporting Persons”), with respect to shares of common stock of the above-named issuer owned by HCPF, a Delaware limited partnership.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.2, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address of the principal business office of each of the Reporting Persons is 1717 Arch Street, Suite 3920, Philadelphia, PA 19103.

Item 2(c).	Citizenship or Place of Organization: HCPF is a Delaware limited partnership. Each of HCP and HCM is a Delaware limited liability company. Mr. Manko is a United States citizen.

Item 2(d).	Title of Class of Securities: Common Stock, Par Value $0.01 Per Share

Item 2(e).	CUSIP Number: 23258P105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

SCHEDULE 13G

CUSIP No. 976524108

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The percentages used herein are calculated upon 10,337,711 shares of common stock issued and outstanding as of November 10, 2019, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on November 12, 2019.

As of the close of business on December 19, 2019:

1. HCPF

(a) Amount beneficially owned: 558,086

(b) Percent of class: 5.4%

(c)(i) Sole power to vote or direct the vote: 0

(c)(ii) Shared power to vote or direct the vote: 558,086

(c)(iii) Sole power to dispose or direct the disposition: 0

(c)(iv) Shared power to dispose or direct the disposition: 558,086

2. HCP

(a) Amount beneficially owned: 558,086

(b) Percent of class: 5.4%

(c)(i) Sole power to vote or direct the vote: 0

(c)(ii) Shared power to vote or direct the vote: 558,086

(c)(iii) Sole power to dispose or direct the disposition: 0

(c)(iv) Shared power to dispose or direct the disposition: 558,086

3. HCM

(a) Amount beneficially owned: 708,347

(b) Percent of class: 6.9%

(c)(i) Sole power to vote or direct the vote: 0

(c)(ii) Shared power to vote or direct the vote: 708,347

(c)(iii) Sole power to dispose or direct the disposition: 0

(c)(iv) Shared power to dispose or direct the disposition: 708,347

4. Mr. Manko

(a) Amount beneficially owned: 708,347

(b) Percent of class: 6.9%

(c)(i) Sole power to vote or direct the vote: 0

(c)(ii) Shared power to vote or direct the vote: 708,347

(c)(iii) Sole power to dispose or direct the disposition: 0

(c)(iv) Shared power to dispose or direct the disposition: 708,347

HCPF owns directly 558,086 shares of Common Stock including 1,000 shares that are held in record name. Pursuant to investment management agreements, HCM maintains investment and voting power with respect to the securities held by HCPF. However, despite the delegation of investment and voting power to HCM, HCP may be deemed to be the beneficial owner of such securities under Rule 13d-3 of the Act because HCP has the right to acquire investment and voting power through termination of investment management agreements with HCM. HCM also acts as an investment adviser to certain managed accounts. Under investment management agreements with managed account clients, HCM has investment and voting power with respect to 150,261shares of Common Stock held in the client managed accounts. HCP is the general partner of HCPF. Mr. Manko is the managing member of both HCM and HCP. By reason of the provisions of Rule 13d-3 of the Act, (i) each of HCM and Mr. Manko may be deemed to beneficially own 708,347 shares of Common Stock, and (ii) HCP may be deemed to beneficially own 558,086shares of Common Stock held by HCPF. Each of the Reporting Persons disclaims beneficial ownership of any of the securities covered by this statement.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2019	HORTON CAPITAL PARTNERS FUND, LP

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

HORTON CAPITAL PARTNERS, LLC

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

HORTON CAPITAL MANAGEMENT, LLC.

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

/s/ Joseph M. Manko, Jr.
JOSEPH M. MANKO, JR.